September 20, 2010

Mr. Lyn Shenk, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

            RE:      Rentrak Corporation

                        Form 10-K: For the Fiscal Year Ended March 31, 2010

                        Filed on June 14, 2010

                        File No. 000-15159

Dear Mr. Shenk:

This letter sets forth the responses of Rentrak Corporation (“Rentrak”) to the staff’s comment letter dated August 19, 2010. We’ve restated the staff’s comments which are followed by our response.

Form 10-K: For the Fiscal Year Ended March 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Cost of Sales, page 25

1.      In future filings, for each segment separately, please quantify and discuss the changes in each of the material components of costs of sales and any other components of costs of sales.

Response:

We will quantify and discuss material changes in the components of each segment’s costs of sales in future filings.    For example, within the Home Entertainment Division, we will quantify and discuss separately changes in costs associated with transaction and sell-through revenue, as those are the most significant costs within that segment.  Within the AMI Division, we will quantify and discuss changes in costs associated with amortizing capitalized internally developed software used to provide our services, changes in costs incurred to operate our call center and changes in costs incurred to obtain, cleanse, process and maintain data within our systems, if material.

Item 8. Financial Statements and Supplementary Data

Note 2. Significant Accounting Policies

Revenue Recognition, page 38

2.      We note that certain arrangements include guaranteed minimum revenues from your customers and that you recognize these amounts on the street date. Please quantify these amounts for us for each of the last three fiscal years, tell us whether these arrangements relate to individual titles or groups of titles, tell us whether the amounts are nonrefundable, and explain to us why you believe it is appropriate to recognize them on the street date rather than over the estimated life of the respective title.

Response:

Within our Home Entertainment Division, some of our licensing arrangements contain minimum guarantees which vary by studio and relate to single films, typically major motion picture releases.  These guarantees, which are contractually fixed on the street date, are nonrefundable.  We follow the guidance specifically relating to the Entertainment-Films industry, or ASC 926-605-25-19, which requires that the entire amount of these nonrefundable minimum guarantees be recognized as revenue on the street date since all of the following conditions have been met:

•        Persuasive evidence of an arrangement exists;

•        The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery;

•        The license period has begun (which is referred to as the “street date” for a product);

•        The arrangement fee is fixed and determinable; and

•        Collection of the arrangement fee is reasonably assured based on our collection history.

Minimum guarantees from our customers totaled $19.2 million, $23.8 million and $23.1 million for fiscal 2010, 2009 and 2008, respectively.

Accounts Receivable and Allowance for Doubtful Accounts, page 38

3.      We note that you are able to contractually recover certain bad debts from your program suppliers and that such recoveries are recorded as reductions to expense when they are fixed and determinable pursuant to the program supplier contract. So that we may better understand this arrangement, please tell us which bad debts it includes, what makes a bad debt fixed and determinable, and the amount of recoveries during each of the last three fiscal years.

Response:

Within our Home Entertainment Division, bad debt includes any amount a customer1 fails to pay us pursuant to its revenue sharing agreement.  We evaluate customer accounts at least quarterly and amounts which are determined to be uncollectible are written off.  *************************************************************

**********************************************************Once customer amounts have been written off and evaluated against the available amounts from the contract, the balance is considered fixed.*************************************

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Our recoveries totaled $1.6 million, $1.2 million and $0.8 million for fiscal 2010, 2009 and 2008, respectively.

Advertising Expense, page 41

4.      Please quantify for us the amounts of unaccountable reimbursements recognized for each of the last three fiscal years.

Response:

The amounts of unaccountable reimbursements were $2.2 million, $2.4 million and $2.1 million for fiscal 2010, 2009 and 2008, respectively.

Note 7, Acquisition of Nielsen EDI-Business, page 44

5.      Please tell us how you determined that the global relationships intangible asset of $7.4 million resulting from the acquisition of Nielsen EDI Limited has an indefinite useful life.

1 These customers are referred to as Participating Retailers in our Form 10-K.

** Portions of this letter are considered confidential by Rentrak Corporation and have been omitted and submitted separately to the Securities and Exchange Commission pursuant to a request for confidential treatment.

Response:

We engaged an independent valuation firm to assist us with estimating the fair values and useful lives of the identified intangible assets we acquired. Prior to the acquisition, Rentrak held a long-term relationship with each of the six major Hollywood studios (“Global Clients”) in the United States and Neilsen’s EDI held these relationships abroad.  Currently, there are no other competitors who provide this service, and we believe that the barriers to entry are quite high because the Global Clients prefer a single provider with world-wide reporting capabilities.  In particular, our service provides these Global Clients with access to information relating to all other market participants.  Should one terminate its relationship with us, they would no longer have access to world-wide data on all market participants and, currently, similar information is not available elsewhere.  Our turnover rate of clients has been minimal over the life of our product, and given our service offerings, we do not expect our customers to change their relationships with us.  Due to EDI’s established position with these Global Clients in foreign markets, the absence of any competitor who can provide world-wide coverage, the tenure of our prior US relationship with these Global Clients, and the fact that, historically, these Global Clients have preferred only one provider, this intangible asset was determined to have an indefinite life.  While the assets have an indefinite life, we do not believe they have an infinite life and will evaluate the lives of these assets at each reporting period.

Form 8-K furnished August 3, 2010

Reconciliation of GAAP and Non-GAAP Financial Measures – Non GAAP EPS

6.      Please revise future filings to disclose the “one-time item(s)”.

Response:

We will disclose the “one-time item(s)” in future filings.  For the Form 8-K furnished August 3, 2010, these included transition costs relating to our acquisition of Nielsen’s EDI business.

On behalf of Rentrak Corporation, the undersigned hereby acknowledges that:

•        the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to our responses to the staff’s comments set forth above.  Please call me at (503) 284-7581 x724 if you have any questions or require additional information.

Sincerely,

/s/David I. Chemerow

David I. Chemerow

Chief Operating Officer & Chief Financial Officer

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